Exhibit 99.4

Troutman Pepper Hamilton Sanders LLP Troutman Pepper Building, 1001 Haxall Point Richmond, VA 23219 troutman.com

November 2, 2021

Consent of Troutman Pepper Hamilton Sanders LLP

We hereby consent to the reference to our name on the face page and under the headings “Documents Filed as Part of the Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinion under the heading “Certain U.S. Federal Income Tax Considerations”, in the prospectus supplement dated November 2, 2021 relating to the offering by Cardiol Therapeutics Inc. of units of Cardiol Therapeutics Inc., which forms part of the Registration Statement on Form F-10 (File No. 333-257764). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Troutman Pepper Hamilton Sanders LLP